CRYPTOLOGIC

INC

ANNUAL REPORT 2002



03055166



ARIS
0-30224
RECD S.E.C.
APR C 2003
1086
P.E.
12/31/02



PROCESSED
APR 09 2003
THOMSON
FINANCIAL



WagerLogic
LOADING...

PIONEERING GLOBAL E-GAMING SOFTWARE

CRYPTOLOGIC INC. IS A LEADING SOFTWARE AND SERVICES PROVIDER TO THE WORLDWIDE INTERNET GAMING MARKET. THE COMPANY'S PROPRIETARY TECHNOLOGIES ENABLE SECURE, HIGH-SPEED FINANCIAL TRANSACTIONS OVER THE INTERNET, AND ITS LEADERSHIP IN REGULATORY COMPLIANCE MAKES IT ONE OF VERY FEW COMPANIES IN THE WORLD WITH GAMING SOFTWARE THAT IS CERTIFIED TO STRICT STANDARDS SIMILAR TO LAND-BASED GAMING.

WAGERLOGIC LIMITED, A WHOLLY-OWNED SUBSIDIARY OF CRYPTOLOGIC, IS RESPONSIBLE FOR THE LICENSING OF ITS GAMING SOFTWARE AND SERVICES TO AN INTERNATIONALLY-RECOGNIZED BLUE CHIP CLIENT BASE. IN ADDITION TO A BROAD PRODUCT PORTFOLIO OF MORE THAN 60 CASINO GAMES, BINGO AND MULTI-PLAYER POKER, THE COMPANY OFFERS INTEGRATED E-CASH MANAGEMENT AND CUSTOMER CARE SERVICES IN MULTI-CURRENCIES AND MULTI-LANGUAGES FOR A TOTAL ONLINE GAMING SOLUTION.

CRYPTOLOGIC'S COMMON SHARES TRADE ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL "CRY" AND ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "CRYP".

FINANCIAL HIGHLIGHTS (In thousands of U.S. dollars)	2002	2001
Revenue	$ 34,427	$ 43,550
Income from Operations*	7,728	18,078
Cash from Operations	9,997	19,572

REVENUE
(US$ Millions)

98	99	00	01	02
$22.1	$31.0	$34.4	$43.6	$34.4

NET OPERATING INCOME
(US$ Millions)

98	99	00	01	02*
$16.7	$20.6	$15.5	$18.1	$7.7

**Before non-recurring special charge.*

OPERATING CASH FLOW
(US$ Millions)

98	99	00	01	02
$13.3	$21.8	$6.0	$19.6	$10.0

CryptoLogic continues a track record of positive operating profit and cash generation.

Proven Performer

Experienced

CryptoLogic is pioneering the global e-gaming industry. Since our inception in 1996, our software has processed US$11 billion in wagers for 1.4 million players in 240 countries.

We have consistently generated positive operating profit, healthy cash flow and maintained strong cash reserves. Our return on equity in 2002 was 18%*.

Trusted

We have one of the strongest rosters of international blue chip, brand name customers.

We are one of the most reputable and best-established Internet gaming software providers in the world. We service a vast global market that grew to US$3.5 billion** in 2002, yet still only represents about 1.5% of the size of the land-based gaming market.

Leadership

We are a market leader in online gaming software. We are a leader in regulatory compliance. We have long advocated regulation as the best solution for safe, secure and responsible use of this form of entertainment.

We are one of the few I-gaming companies in the world submitting to the strictest regulatory requirements in more than one Tier-One jurisdiction. Our gaming software is subject to extensive independent third party testing and is certified to strict standards similar to land-based gaming.

Visionary

We provide a total, market-driven solution of casino table and slot games, multi-player bingo and poker, integrated e-cash and customer support in multiple currencies and multiple languages that enable our customers to build some of the most profitable online gaming sites on the Web today and into the future.

Our innovation is more than exciting new technology. We create value by enhancing player loyalty. We increase revenue by offering expanded choice and convenience. Our comprehensive offering and new product introductions appeal to broad segments of growing gaming audiences worldwide.



*Before non-recurring special charge.

**Source: See page 8.

Historic Milestones

LAUNCHED SECOND CASINO WITH WILLIAM HILL IN POUNDS STERLING; SIGNED LITTLEWOODS GAMING, A U.K. HOUSEHOLD GAMING BRAND SINCE 1923



William HILL

SIGNED WILLIAM HILL, A LEADING U.K. SPORTS BOOK SINCE 1934 AND THE FIRST LAND-BASED BRAND NAME TO ENTER THE ONLINE CASINO MARKET

2001

2000

NASDAQ LISTING; ADDED FIVE INTERNATIONAL CUSTOMERS

1999

1998

ADDED SIX NEW CASINO CUSTOMERS

ADDED FOUR MORE CASINO CUSTOMERS

1997

1996

LAUNCHED FIRST CUSTOMER CASINO SITE



2002 Accomplishments



LAUNCHED LITTLEWOODS GAMING & RITZ CLUB LONDON ONLINE


RITZ CLUB
LONDON

European presence grows with the launch of two new U.K. customers into the Internet gaming market: Littlewoods Gaming, with an existing client base of 2 million customers per week, and The Ritz Club London Online, the prestigious and exclusive private gaming club, both using CryptoLogic-developed software.



CERTIFIED IN THE ISLE OF MAN

CryptoLogic gaming software achieves certification in the Isle of Man, enabling launch of Littlewoods Gaming. CryptoLogic becomes one of very few companies in the world to be regulated to strict standards similar to land-based gaming.

INTRODUCED NEW CURRENCIES & LANGUAGES

Casino versions in English, Spanish, Japanese, Chinese, German, French and Italian and also multi-currencies – U.S. dollar, British pound and Euro – introduced to attract global players.

LAUNCHED JAVA VERSIONS

Instant-play Java versions of 14 popular casino games make it quick and easy to play – a strong draw for the casual gamer.


Tournament Hall
Main Hall
Practice Hall

RELEASED BINGO & POKER

CryptoLogic enters emerging higher-margin markets and expands customer choice with new consumer-oriented products. Bingo's social and entertaining experience appeals to casual players and the larger mainstream audience. Multi-player poker is the world's most popular card game and a new high-growth market for the Internet.



Chairman's Message

A year ago I wrote about how quickly a maturing market like ours can change. That statement was most true in 2002. More than just identifying the challenges we faced, it was how do we respond, adapt, and leverage our strengths to develop the potential of Internet gaming and reinforce CryptoLogic as a global, market leader.

The answer is two-part. First, we re-established our core business and revitalized our executive team. Then, we focused on new revenue-generating initiatives in the U.K. and Europe – international markets embracing online gaming, with new customers, and in high-growth gaming segments.

" Online gaming remains one of the few sectors in the Internet industry that is profitable and forecasting solid growth. CryptoLogic is enviably positioned at its forefront. "

Dennis R. Wing, Chairman

The most dramatic external factor affecting our industry continued to be uncertainty in the United States. That caused our Company to step up our development of international opportunities. 2002's accomplishments speak to the early success of that priority. We achieved gaming software certification in the strictly regulated Isle of Man, and most recently a regulated licence to the high standards established in Alderney. We released new languages and currencies. Our customers' revenue from international sources continues to rise.

CryptoLogic also saw considerable internal change. This took the form of cost rationalization and reorganization efforts due to our broadened international focus. A new management team instilled a new corporate culture.

In times of new challenges and opportunities, we need a leader with vision, discipline, accountability and performance. We have found those qualities in Lewis Rose, our President and CEO. Under his leadership, CryptoLogic has achieved immediate results.

Today, CryptoLogic's operations are managed by a professional group of executives with the scope and experience to direct the Company's geographic and vertical diversification.

Heading into 2003, online gaming remains one of the few sectors in the Internet industry that is profitable and forecasting solid growth. We are enviably positioned at its forefront.

We also recognize priorities of changing capital markets and take opportunities to enhance our corporate leadership. To this end, we are enhancing our corporate governance practices by adding new independent board members to add greater independent oversight and input to our management team.

Our leadership in innovation, regulatory compliance, and the proven performance of our products, have made us an established, reputable supplier to the Internet gaming market, attracting established, reputable land-based operators seeking like-minded partners. This, and the commitment of CryptoLogic's new management team, is what is required to succeed.

Dennis R. Wing
Chairman

Message to Shareholders

Since joining CryptoLogic in July 2002, I have carefully evaluated CryptoLogic's business and operations. Our business is profitable, our balance sheet is one of the strongest in the business, and our potential is substantial. However, now is not the time for complacency.

The long-term future of CryptoLogic will be assured through international growth outside of North America in jurisdictions such as the United Kingdom. Should the United States provide the opportunity for a regulated online gaming industry that parallels their world-leading, land-based casinos, we will redouble our efforts to lead the industry in North America.

We provide our customers with among the most comprehensive, reliable and proven suite of products in the industry today. And we are at the forefront in promoting safe, secure and responsible Internet gaming in markets around the world.

We also believe that government has an important role to play in protecting the public and preserving the integrity of this industry. We are committed to shaping the industry that we pioneered by being a strong advocate of licensing and regulation, and we believe that governments have the best resources and forum to regulate this industry.

To this end we walk the talk. We dedicate significant resources in time, effort,



" We will continue to seek growth with new and existing brand name licensees in international, regulated markets. We will continue to capitalize on new consumer-driven products. We are experienced. We have a well-established and trusted reputation. We demonstrate leadership and vision. We will deliver the performance expected of a market leader in one of the fastest growing industries in the world. "
Lewis Rose, President and CEO



Message to Shareholders

and money, to validate our products through licensing in jurisdictions that impose the strictest standards on their licence holders. Our licensees are among the most prominent names in e-gaming, and partner with us to ensure the integrity of their online gaming offering. All of our licensees are subjected to stringent probity checks, which are currently carried out by KPMG. Our operations, software and payment processing are reviewed by independent leading organizations and government approved third-party software testing companies.

As President and CEO, I have identified three imperatives to advancing CryptoLogic. We have begun to act upon these objectives and are delivering promising results.

The first imperative is to sustain our key sources of revenue and maximize profitability. The recent decline in revenue is due in large part to restricted credit card use for online gaming in the U.S.

Until legislation clarifies the status of online gaming in the U.S., we will focus on Europe, and the U.K. in particular, which embraces Internet gaming. We are dedicated to being the premier brand in these markets.

We have expanded our presence in Europe with the Internet launch of two of the U.K.'s most respected gaming companies: The Ritz Club London Online and Littlewoods Gaming. These customers are now our fastest growing revenue contributors and their strong European player base has added favourably to our licensees' international revenue.

The second imperative is to build on our suite of products to create value for customers and drive incremental revenue and profits. In 2002, we delivered exciting new bingo and multi-player poker games. We broadened our casino offerings to include a Java version to complement our over 60 download games. We introduced new multi-languages such as German, Spanish, Italian, French, Chinese and Japanese, together with multi-currency options. We also continue to invest in broadening the range of payment options to offer the greatest choice, convenience and ease of play for our customers' players. All these initiatives enable our customers


LITTLEWOODS casino .com

STRICT REGULATORY COMPLIANCE

CryptoLogic is one of the world's only software companies submitting to the strictest regulated jurisdictions for Internet gaming. Our gaming software has been independently tested and certified to the Isle of Man's rigorous requirements for use by Littlewoods Gaming. CryptoLogic is also a regulated licensed software vendor in Alderney, having passed extensive government probity. This gives CryptoLogic a competitive advantage as land-based operators migrate to responsible and regulated online gaming environments.



Alderney Gambling Control Commission

"CryptoLogic shares our goal to deliver fair and responsible gaming to a wide range of Internet customers. Their expertise in regulatory compliance was one of the key elements in enabling Littlewoods Gaming to launch one of the top-tier, regulated gaming venues on the Internet."

Peter Cuffe, Director of Interactive Media, Littlewoods Gaming

to broaden their player base, enter new revenue-generating markets and drive organic growth.

Third, we will continue our focus on regulation and lead the global trend favouring safe and secure markets for responsible online gaming. In 2002, we achieved a major milestone by having our gaming software certified in the highly regulated Isle of Man. In early 2003, we were granted a strictly regulated licence to provide interactive gaming software in Alderney – giving our customers another regulated market for their Internet casinos, and a clear competitive advantage for us.

I am encouraged by the progress in the latter half of 2002. We added to our balance sheet strength, met expectations and posted net operating income of $7.7 million (before non-recurring special charge) for the year. Our base business produced encouraging performance. Our new products and customers delivered favourable results and represent exciting future upside. This puts us on solid ground as we enter 2003 with positive momentum.

Internet gaming is a growing global market. With or without the U.S., the trend remains solidly upward. The online industry grew to $3.5 billion in size – only about 1.5% of the global land-based gaming industry – and is predicted to continue to prosper. International casino offerings, as well as the large, emerging market segments of poker, bingo and lotteries are the drivers of market growth.

Our outlook is cautiously optimistic. We continue to forecast profitable results for 2003.

We are investing in important areas that are vital to CryptoLogic's long-term growth, such as our product development. Our subsidiary, WagerLogic, is investing heavily in our compliance, international operations and marketing. With US$3.61 in cash per diluted share (as at the end of 2002), we will use our financial strength to capitalize on our industry's potential now and in the years ahead, particularly as the industry consolidates.

We will turn the new challenges of our maturing marketplace into new opportunities to strengthen



WINNER

POKER: OUR NEXT BIG GROWTH MARKET

Multi-player poker is the most popular card game in the world. About 5% of online gaming today, poker is expected to be one of the fastest growing areas. CryptoLogic's unique poker software directs multi-licensees into a single poker room for critical mass – key to building a large and successful poker community. Since launch, the poker site has been profitable and become one of the top 10 poker rooms on the Internet.



Message to Shareholders

our leadership worldwide. We will continue to seek growth with new and existing brand name licensees in international, regulated markets. We will continue to capitalize on new consumer-driven products. Management will also consider selective acquisitions to advance growth. In 2003, we will stay this course.

Our focus on global brand name customers will continue to contribute favourably to licensees' international revenue.

Our major customers are household names in their markets. They depend on us for software that players can trust. Regulatory compliance gives CryptoLogic a competitive advantage when dealing with large, blue chip clients. In 2003, The Ritz Club London Online will use CryptoLogic-developed software to gain certification and establish a highly regulated online operation in Alderney – the next step following our recent licence as an approved software provider in that Tier-One jurisdiction.

In competitive markets, customer responsiveness is key to driving growth for licensees. As a result, our innovation will be market-driven.

We will add value that enhances player loyalty and revenue with expanded choices in gaming, currency, language, payment options and support tools. We will also consider extending our offering to opportunities in new distribution channels such as wireless and interactive TV.

Poker is the most popular card game in the world, yet there are only about a dozen established online poker sites and even fewer land-based brands. That is why poker is such a compelling opportunity for CryptoLogic.

We expect our new poker and bingo products to grow from 1% of revenue in 2002 to more than 10% in 2003 in these high-margin, high potential verticals.

Whether delivering on customer and financial commitments or pioneering global e-gaming software to appeal to a broader


LARGE POTENTIAL OF INTERNET GAMING: 1.5% OF LAND-BASED GAMING
LAND-BASED
(US$ billions)
Lotteries
$ 100.0
Casino
$ 65.0
Sports Books
$ 25.0
Bingo
$ 17.5
Horse Racing
$ 15.0
TOTAL INTERNET GAMING
$ 3.5
Total Global Land-Based Gambling Revenue*: US$222.5 Billion.
Today, Internet gaming is only about 1.5% of the land-based industry, representing significant growth potential.

Source: World Lottery Association, Christiansen Capital, Bear Stearns, CryptoLogic Estimates.
*Based on revenue, not handle or wager.

"William Hill has built a very successful casino business using CryptoLogic's market-leading software. With their poker product engineered to equally high standards, early indications are that we will have another winner on our hands. The success we have enjoyed, coupled with their commitment to quality and innovation, makes the CryptoLogic group one of our most important suppliers."

Bill Haygarth, Managing Director, E-Commerce, William Hill

base of gamers worldwide, we have the talented people to do it.

We have a new culture of accountability at CryptoLogic focused on long-term growth. We are committed to performance-based compensation for our management and sales force. We are also disciplined in setting and meeting both customer and investor expectations.

It's about leadership. It's about innovation. It's about integrity. Most importantly, it's about performance. We're off to a good start. We will deliver the performance expected of a market leader in one of the fastest growing industries in the world.

INDUSTRY-WIDE INTERNET GAMERS BY GEOGRAPHY
(Percentage)

100%
80%
60%
40%
20%
0%
99
00
01
02
03E
04E
Latin America
Japan
Non-Japan Asia
Western Europe
United States

Source: Christiansen Capital Advisors, LLC 2002

Growth potential in Internet gaming will come from international markets. Europe and Asia are leading the way – regions that are experiencing a growing Internet population and more favourable attitudes to gaming.

We pioneered this industry and continue to shape the future of Internet gaming.

I want to express my sincere appreciation for the commitment and support of our customers, shareholders and employees through a challenging 2002. I am particularly proud of our highly qualified and dedicated management team. I am confident that by leveraging the strengths of our organization, we will deliver superior long-term returns to all our stakeholders.

Lewis Rose
President and CEO

2003 OBJECTIVES

- continue operating profitability and cash generation
- sign four new international brand name licensees
- higher licensees' revenue from international sources
- gain licence and certification in Alderney – another strictly regulated jurisdiction
- grow bingo and poker to more than 10% of total revenue
- add new payment options
- expand features and functionality of gaming offerings and services
- consider selective acquisitions
- consider a London Stock Exchange listing



Executive Discussion

How did you perform against your 2002 objectives?

The past year was marked by considerable change and difficulties. As our Chairman noted, we faced both industry-wide challenges as well as Company changes, which required us to shift priorities and stabilize our business. As a result, we achieved only some of our goals in 2002.

By year-end, we achieved key milestones that position us to enter 2003 with positive momentum:

- We launched two premier U.K. brands, Littlewoods Gaming and The Ritz Club London Online, which have become our fastest growing revenue contributors, and which have increased the international component of our licensees' revenues;
- Our gaming software was certified in the strictly regulated Isle of Man;
- We released new products – bingo and poker; introduced a new version of our Java casino games; and offered new currencies and a host of new languages. Our new bingo and poker products are on track to grow from 1% of our 2002 revenue to over 10% in 2003, and offer promising upside into emerging growth markets; and
- As part of our commitment to offer our customers' players the broadest range of payment options, we added six new payment solutions and continue to treat expansion of alternate payment methods as a priority for player convenience.

We continue to make money and generate cash.

Our new management team has instilled a new corporate culture of discipline, accountability and reenergized commitment to long-term growth. More than ever, we are determined to build on our strengths and the progress of the past year to realize the fullest potential of our Company and of this industry.

What is your approach to acquisitions?

Our new management team's significant experience in mergers and acquisitions at other organizations will prove to be valuable in the review process. We bring a new perspective in terms of investment criteria and types of acquisition candidates to be considered.

While our business plan does not depend on acquisitions, we will carefully consider selective opportunities to accelerate growth. Our strong cash reserves will be a major asset as our industry experiences increasing consolidation.

What is the expectation of your revenue model in face of competition?

As any industry matures and attracts more participants, competition and pricing pressures are business realities.

At CryptoLogic, the revenue model of our WagerLogic subsidiary *motivates customers to achieve* higher revenue because they are rewarded based on volume growth for the benefit of both partners. This means we naturally gravitate to large, brand name customers.

As well, we add value by leading in product development and customer responsiveness. This includes offering proven products and comprehensive support services that enable our customers to build profitable online businesses and expand into new gaming segments such as bingo and poker, that promise new revenue and higher margins.

> "The Ritz Club London is synonymous with quality and trust, and CryptoLogic has carried this tradition of excellence and the highest level of customer service to our Internet casino. There is no other software provider with the same capability of bringing our exceptional standards and operating procedures to the Internet."
>
> Kelly Moulton, CEO, The Ritz Club London Online

WagerLogic's gaming software is certified to the highest standards in the world and offers a total and continually expanding, integrated Internet gaming solution. Our commitment to building our customers' businesses is paramount.

What are your international expansion plans?

We will leverage our strong international presence in the U.K. to expand our sales and marketing efforts into high potential markets in both Europe and Asia. We will also consider a listing of our shares on the London Stock Exchange to increase our international visibility.

Our plans in Europe and Asia include multi-language and multi-currency versions – both actively marketing current languages and currencies and introducing new ones with existing and new customers, as well as exploring foreign payment solutions that increase the ability of licensees to attract a broader, international player base and greater convenience for consumers everywhere.

Our U.K.-based customer call centre has also expanded its language support abilities across all the languages offered by our software.

Gaining entry into Asia involves an intimate understanding of different cultural practices and navigating a fragmented regulatory environment. To accelerate our penetration in this region, we will proactively attend Asian-Pacific trade shows and identify local partners that can help us establish meaningful contacts with governments and major, brand name gaming organizations.

How will current lawsuits affect CryptoLogic's future?

We do not anticipate current suits will have a material affect. Both management and our legal counsel view these suits as lacking substance and they will be vigorously defended.

What is the affect of some U.S. banks disallowing their credit cards for online gaming?

Some U.S. banks have taken this step in response to the current regulatory uncertainty in that country.

The online gaming industry, as a whole, was affected in 2002 by a decline in U.S. credit card usage for gaming transactions.

We will continue to develop in international markets and will also closely monitor U.S. regulatory developments. We believe we would be well positioned to compete in a regulated U.S. industry, given our success to date in other regulated gaming jurisdictions.





Executive Discussion

International expansion by our licensees will continue to be priority and will contribute to revenue diversification across global markets.

ESTIMATED ANNUAL GLOBAL INTERNET GAMBLING REVENUE



70%
60%
50%
40%
30%
20%
10%
0%
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$1.1
$1.5
$2.5
$3.5
$5.0
$6.6
99
00
01
02
03E
04E

Source: Bear Stearns 2002, River City Group

Internet Gaming Revenue (US$ Billions)

International Internet Gaming Players (Percentage)

While the U.S. market continues to face challenges, particularly in the casino segment, growth in Internet gaming will come from players in international markets embracing online gaming and large, emerging game segments such as poker, bingo and lotteries.

How is CryptoLogic responding to regulatory uncertainty in the U.S.?

In our view, the near-term future of Internet gaming is outside North America. Two approaches to online gaming have crystallized in the U.S. – licensing and regulation versus prohibition. Until this regulatory uncertainty is definitively resolved, growth prospects in North America will be tempered in the short term.

This is why we have focused on blue chip, brand name customers in international markets – such as Europe and Asia – that are looking to leverage their brand equity on the Internet. CryptoLogic's vision is to be the leading Internet gaming software provider worldwide. Today, we have one of the strongest rosters of successful, reputable gaming brands in the world, and this global strategy is showing good results.

Globally, the trend toward regulating Internet gaming to land-based standards is also encouraging the entry of brand name operators and creating a credible and sophisticated marketplace. In fact, Britain has confirmed its plans to create a regulated and licensed market for online gaming. CryptoLogic has long advocated regulation as the best solution to establish a safe and secure environment for the responsible use of this form of entertainment. We are among only a few companies in the world offering regulated gaming software for Internet gaming, and therefore the U.K.'s decision bodes well for CryptoLogic's future.

Online gaming is here to stay. Licensing and regulation is the best route, and we are hopeful that governments worldwide will recognize the merits of this approach. As a result, we will continue to develop relationships in the U.S. One of the most significant competitive advantages, as we speak to U.S. land-based casinos, is the fact that our software is certified to the most stringent standards, similar to land-based gaming. If the U.S. market does regulate, we will be in a strong position and ready to service land-based operators.

In the meantime, we are pursuing the most attractive growth prospects abroad that offer immediate revenue-generating opportunities.

Britain has confirmed its plans to create a regulated and licenced market for online gaming. This move reaffirms CryptoLogic's long-standing position of advocating responsible gaming through government regulation. "The reforms strike an appropriate balance between increasing consumer choice for adults, affording greater protection and ensuring that those who provide commercial gambling observe high standards of probity and social responsibility."

Peter Dean, Britain's Gaming Board Chairman

Source: U.K. Department of Culture, Media and Sport Press and Release – March 26, 2002.

WORLDWIDE REGULATION: JURISDICTIONS WITH VARYING FORMS OF ONLINE WAGERING



NORTH AMERICA
California, USA
File Hills, Saskatchewan, Canada
Kahnawake, Canada
Lac Vieux Desert, USA
Louisiana, USA
Oregon, USA
Pennsylvania, USA
CENTRAL AMERICA
Belize
Costa Rica
Nicaragua
Panama
CARIBBEAN
Antigua & Barbuda
Curacao, Netherlands Antilles
Dominica
Dominican Republic
Grenada
Jamaica
St. Kitts and Nevis
St. Vincent
Trinidad
U.S. Virgin Islands
SOUTH AMERICA
Argentina
Rio de Janeiro, Brazil
Santa Catarina, Brazil
Venezuela
EUROPE
Aland Islands, Finland
Alderney
Austria
Belgium
Denmark
Estonia
Faroe Islands, Denmark
Finland
France
Germany
Gibraltar
Iceland
Ireland
Isle of Man
Liechtenstein
Malta
Norway
Scotland
Slovakia
Spain
Sweden
United Kingdom
RUSSIA
Kalmykia
AFRICA
Anjouan
Liberia
Mauritius
Western Cape, South Africa
THE FAR EAST
Hong Kong
Korea
Macau
Taiwan
Vietnam
AUSTRALASIA
ACT, Australia
Cook Islands
New South Wales, Australia
New Zealand
Norfolk Island, Australia
Northern Territory, Australia
Palau
Queensland, Australia
Solomon Islands
Tasmania, Australia
The Philippines
Vanuatu
Victoria, Australia
Western Australia

Source: River City Group

Government regulation of various forms of online gaming, wagering and betting continues to proliferate worldwide. CryptoLogic's focus is to grow its customer base in regulated markets.

CryptoLogic commissions independent third party audits of its products. The Company licenses its products in jurisdictions that have the most exacting government-regulated standards for online gaming. Its disclosure practices and governance are driven by its status as an interlisted publicly traded company. The transparency of its business and products distinguishes the Company from many of its competitors.

Competing bills in the U.S. Congress calling for regulation or prohibition of online gaming means that the definitive status of online gaming in the United States has yet to be written. CryptoLogic's experience and acceptance in highly regulated jurisdictions would position it well to compete in a U.S. online gaming market should the United States decide to regulate the industry.

Management's Discussion and Analysis


"CryptoLogic's clear growth strategy, strong balance sheet, recurring
revenue base, and increasingly diversified revenue sources provide a
solid foundation for future long-term growth. In 2003, management's
prime focus continues to be on the execution of its strategy to return
CryptoLogic to stable revenue and income growth in the years ahead."
James A. Ryan, Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following section of the Annual Report contains management's discussion and analysis of CryptoLogic's consolidated operations and financial position for the year ended December 31, 2002 in comparison with the year ended December 31, 2001, and should be read in conjunction with the consolidated financial statements and accompanying notes.

Unless otherwise indicated, all currency amounts are in U.S. dollars.

OVERVIEW

CryptoLogic and its subsidiaries will be referred to collectively as "CryptoLogic" or "the Company" throughout the annual report and management's discussion and analysis, unless otherwise specified.

CryptoLogic is an Internet software and services provider with leading proprietary e-commerce enabling technology that permits secure, reliable, efficient, and rapid financial transactions over the Internet. To date, the Company has focused on providing proprietary software technology and related support services to the Internet gaming industry. The Company's gaming solution comprises a total suite of Internet-based casino, bingo and player-to-player poker games in multi-language and multi-currency versions with an integrated e-cash management system and customer support.

The Company, through its wholly-owned subsidiary, WagerLogic Limited ("WagerLogic"), licenses its software products and sells its services to companies around the world who hold Internet gaming licences issued by governments where the licensees are domiciled. Substantially all of the Company's revenue is of a recurring nature in that it earns an ongoing royalty from the licensing of its software. Additional revenues are derived from the provision of software customization services.

For the fiscal year ended December 31, 2002, the Company had revenue of $34.4 million compared to revenue of $43.6 million during 2001. In 2002, the Company had net income, before non-recurring special charge, of $7.7 million, compared to net income of $18.1 million in 2001. Including the $9.9 million (net of income tax) in investment write-down, reorganization costs and other costs as detailed under *Special Charge*, the Company had a loss of $2.1 million in 2002. At December 31, 2002, the Company had cash, cash equivalents and short term investments of $28.4 million plus restricted cash of $15.7 million. Total cash reserves of $44.1 million equated to $3.61 per share on a diluted basis (as at December 31, 2002).

In response to a mature online casino market in North America and the decline in credit card use by certain U.S. banks, the Company continues to emphasize revenue diversification in global markets and new product segments, which demonstrated positive results in 2002.

Ninety-eight percent of the Company's revenue, earned through its subsidiaries, comprises recurring revenue from long-term software licensing and support contracts. Licensing contracts generally extend from 3 to 5 years and have renewal provisions, which provides the Company with a long-term recurring revenue stream.

Growth in international revenue of the Company's licensees during 2002 is substantially attributable to the first full year contribution and success of William Hill's online casino in British pound sterling, InterCasino's online casino in euros and the early results of new U.K. customers, Littlewoods Gaming and The Ritz Club London Online.

In 2002, the Company also diversified by gaming segment with the launch of new bingo and poker offerings complementing its comprehensive suite of online casino games.

The Company's operating expenses are classified into four categories: software development and support costs, general and administrative costs, finance costs and amortization:

- Software development and support costs include all personnel, licensee support and customer service costs, as well as compliance-related expenditures. In 2002, these costs included the development of the Company's new bingo and poker products; Java and multi-language and multi-currency casino versions; new non-credit card payment options; and compliance costs related to obtaining regulatory certification in the Isle of Man and a licence in Alderney.
- General and administrative costs include administrative costs, travel expenses, professional fees and overhead related expenditures.

- Finance costs include bank charges for operating bank accounts and letters of credit issued in support of cash reserve requirements. All letters of credit are secured by cash deposits. These deposits are classified as restricted cash on the Company's balance sheet.
- Amortization costs are based on the estimated useful lives of capital assets.

The following table summarizes certain results of operations of the Company:

(In thousands of U.S. dollars) Years ended December 31	2002	2001
Revenue	**$ 34,427**	$ 43,550
Expenses:		
Software development and support	**19,439**	21,978
General and administrative	**5,914**	3,818
Finance	**465**	332
Amortization	**986**	353
	26,804	26,481
Income before undernoted	**7,623**	17,069
Interest and other income	**672**	2,215
Special charge	**(10,506)**	—
Income (loss) before income taxes	**(2,211)**	19,284
Income taxes	**(82)**	1,206
Net income (loss)	**$ (2,129)**	$ 18,078



NUMBER OF REGISTERED USERS
(Millions)
1.6
1.2
0.9
0.6
0.3
0
0.3
0.5
0.7
1.0
1.4
98
99
00
01
02
NUMBER OF TRANSACTIONS
(Millions)
320
256
192
128
64
0
127
159
185
268
291
98
99
00
01
02
PROCESSING VOLUMES
(US$ Billions)
$4.0
$3.0
$2.0
$1.0
$0.0
$0.99
$1.60
$2.00
$2.72
$3.22
98
99
00
01
02

Since inception in 1996, the Company's software has processed $11.0 billion in secure online transactions on behalf of 1.4 million players in 240 countries around the world.

RESULTS OF OPERATIONS

Revenue

Revenue was $34.4 million in 2002 down from $43.6 million in 2001, owing to the restrictive use of credit cards by some U.S. banks being faced by the entire Internet gaming industry.

Recurring revenue represented 98% of licensing and support revenue in 2002, versus 100% in 2001. At December 31, 2002, the Company had 18 licensing agreements in place with customers around the globe.

Launched in the third quarter, bingo and poker contributed 1% to the Company's revenue in 2002.

The Company's licensees saw their revenue derived from international markets rise to approximately 40% of total revenue up from approximately 30% in 2001. This percentage increased further to approximately 45% by December 2002.

Expenses

The Company's operating expenses are classified into four categories: software development and support costs, general and administrative costs, finance costs and amortization. The Company's expenses amounted to $26.8 million in 2002 compared to $26.5 million in 2001.

Software Development and Support Costs
Software development costs are 100% expensed as incurred.

In 2002, software development and support costs of $19.4 million were down 12% from $22.0 million in 2001. This decline was due to:

- cost saving opportunities and efficiency programs including the implementation of a staff rationalization program and a freeze on new hires and capital expenditures; and
- consolidation of the Company's customer care organization to the U.K. to support a growing global licensee and player base.

In 2002, the Company rationalized its operations and reduced the total number of employees from a high of 167 in the first quarter of 2002 to end the year at 139 people.

CryptoLogic's commitment to ongoing leadership in product and services innovation, regulatory compliance and customer responsiveness, continued to be reflected in its employee segmentation. At December 31, 2002, CryptoLogic and its wholly-owned subsidiary, WagerLogic, had 116 employees or more than 80% dedicated to development, compliance, sales, marketing and customer support.

EMPLOYEE BREAKDOWN


2001
2002
Development & Compliance 51%
Sales, Marketing & Customer Support 30%
Administrative & Finance 19%
Development & Compliance 56%
Sales, Marketing & Customer Support 27%
Administrative & Finance 17%

At December 31, 2002, CryptoLogic and its wholly-owned subsidiary, WagerLogic, had over 80% of its employees in development, compliance, sales, marketing and customer support.

General and Administrative Costs

In 2002, general and administrative costs reached $5.9 million, up from $3.8 million in 2001. This increase is primarily attributed to:

- business development efforts aimed at attracting new international licensees and building partnerships with existing licensees;
- infrastructure costs incurred to consolidate customer support operations to the U.K.; and
- legal costs associated with regulatory compliance activities and the defence of various legal claims.

Finance Costs

Finance costs rose to $0.5 million in 2002 from $0.3 million the previous year due to expanded relationship requirements with international credit card companies and increased bank charges relating to bank draft facilities.

Amortization

Amortization expense rose to $1.0 million in 2002 from $0.4 million in 2001. The increase is primarily attributable to the Company's investments in new computer equipment and software to support its customer relationship management project, regulatory compliance initiatives and establishment of its customer support facilities in the United Kingdom.

Net Operating Income*

For fiscal 2002, net operating income (before non-recurring special charge) was $7.7 million or $0.60 earnings per share on a diluted basis. This compared with $18.1 in net income or $1.21 diluted earnings per share in 2001. The earnings decline was primarily due to credit card restrictions by certain U.S. banks on licensees, the cost of initiatives to diversify into new payment options and global markets, and lower interest income earned on cash reserves.

As a result, the Company's net margin was 22% in 2002 compared to 42% in 2001. In 2002, return on equity was 18% compared to 31% in the previous year.

Return on Equity & Earnings Per Share*

	2002	2001
Return on equity	**18%**	31%
Diluted earnings per share (US$)	**$ 0.60**	$1.21

* Before non-recurring special charge

CryptoLogic continues to generate solid operating profits and returns. Return on equity was 18% in 2002.

Interest and other income

Interest and other income consisted principally of interest income in 2002 and 2001. Interest and other income in 2002 was $0.7 million, down 70% from $2.2 million last year. The year-over-year reduction reflects a decline in cash reserves used for the Company's share repurchases and investing activities as well as lower interest rates earned on cash holdings during the year.

Special charge

CryptoLogic reported a non-recurring special charge of $10.5 million ($9.9 million on an after tax basis) in 2002. The charge included:

- the 100% write-down of the Company's $6.1 million investment in SCG Enterprises Ltd., a wholly-owned subsidiary of Sports.com Limited, which was placed into bankruptcy;
- $1.0 million in investment write-downs in iPayment Technologies Inc., Forty-Ninth Parallel Inc. and LasVegasFromHome.com Entertainment Inc. which were deemed to have incurred a permanent decline in value;
- $1.5 million in reorganization costs related to the consolidation of the Company's customer support operation to the U.K. and various reorganization and cost reduction initiatives; and
- $1.9 million as a reserve for estimated legal and other costs associated with defending various disputes.

Also included in the special charge was a $135,000 gain on the sale of the Company's interest in Dot Com Entertainment Group Inc. during the year.

The remaining portfolio investment on the Company's balance sheet relates to HIP Interactive Corp., an e-commerce business selling video games and consumer PC software, with a book value of approximately $0.7 million.

Income Taxes

For fiscal 2002, the Company recorded a tax credit of $0.1 million as a result of the special charge and lower earnings in the year compared to a tax expense of $1.2 million in 2001. The tax effect of the special charge was $0.6 million.

Net Income

After the $9.9 million non-recurring special charge (net of income tax), the Company sustained a loss of $2.1 million in 2002, versus a net profit of $18.1 million in 2001. On a fully diluted basis, the loss per share was $0.17 in 2002, compared to net income per share of $1.21 on a fully diluted basis in 2001.

The Company's repurchase and cancellation of 1.3 million common shares under its Normal Course and Substantial Issuer Bids in 2002 (see *Liquidity and Capital Resources* below) favourably impacted per share results.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

The Company has consistently maintained a strong cash base to fund working capital needs and strategic initiatives, and this trend continued in 2002.

At December 31, 2002, the Company had cash, cash equivalents and short term investments of $28.4 million, versus cash and cash equivalents of $42.8 million at the end of 2001. The year-over-year decline is primarily due to the Company's decision to repurchase and cancel $20.3 million worth of its own common stock during the year.

The Company also maintains cash reserves as security for letters of credit granted to foreign banks that process credit card transactions on its behalf. These reserves, which are classified as restricted cash on the Company's balance sheet, are not available for general corporate purposes as long as the letters of credit remain outstanding. The Company had restricted cash of $15.7 million at the end of 2002, down from $16.8 million a year ago as a result of lower deposit processing volumes associated with the Company's year-over-year decline in revenue.

In 2002, the Company generated operating cash flow of $10.0 million, compared to $19.6 million in 2001. Reduced cash flow in 2002 was largely attributable to lower revenue due to a reduction in U.S. credit card processing.

CryptoLogic has no debt and believes that its working capital is sufficient for the Company's present requirements. The Company expects foreseeable cash needs to be funded through its existing cash resources and operating cash flow.


TOTAL CASH AND
SHORT TERM
INVESTMENT POSITION*
(US$ Millions)
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
$23.8
$46.0
$56.7
$59.6
$44.1
98
99
00
01
02
*Includes restricted cash.

CryptoLogic has consistently maintained a strong cash base that enables the Company to fund its working capital needs, strategic initiatives and synergistic acquisitions.

Financing Activities

The Company used a large portion of operating cash flow to fund the repurchase of common shares. The net cash outlay to finance the share repurchases was $17.9 million.

Approximately $20.3 million was used to fund the repurchase and cancellation of 1.3 million common shares through the Company's Normal Course and Substantial Issuer Bids in 2002, which included:

- 275,500 shares were repurchased through the Company's Normal Course Issuer Bids at an average price of $9.08 per share; and
- 1,004,934 shares repurchased through a Substantial Issuer Bid completed on January 11, 2002 at a price of Cdn$28.00 per share ($17.54 per share), excluding fees.

The exercise of 350,000 stock options contributed an additional $2.4 million to CryptoLogic's cash flow in 2002.


WEIGHTED AVERAGE NUMBER
OF DILUTED SHARES
(Millions)
18
15
12
9
6
3
0
15.3
15.4
15.1
14.9
12.9
98
99
00
01
02

In 2002, CryptoLogic repurchased 1.3 million common shares, which added favourably to per share results.

Investing Activities

The Company used $17.5 million for investing activities in 2002. Of this amount, $10.9 million was invested in short term money market instruments and corporate bonds in order to generate a higher level of interest income. The Company also invested approximately $0.6 million in new capital assets during the year, as well a further $0.6 million was paid in the second of three installments towards CryptoLogic's 2001 acquisition of ALI Online Inc., the operator of the WinnerOnLine gaming content portal.

The Company invested approximately $6.1 million in SCG Enterprises Ltd., a subsidiary of Sports.com Limited, which was subsequently written off during 2002 (see *Special Charge* above). The divestiture of CryptoLogic's interest in Dot Com Entertainment Group Inc. contributed $1.1 million to the Company's cash flow in 2002.

RESEARCH AND DEVELOPMENT

The Company makes significant investments in research and development to keep pace and remain competitive with technology advancements and product evolution in the global online gaming market. Accordingly, over 50% of the Company's workforce is comprised of research and development personnel.

OUTLOOK

While CryptoLogic's growing international presence and expansion into new gaming products contributed to the Company ending on a positive note in 2002, management is maintaining a cautiously optimistic outlook. Globally, the Internet gaming industry is expected to continue experiencing solid growth. However, CryptoLogic's results may continue to be affected by the lingering uncertainty in the U.S., and vital investments to support its global growth plans.

Notwithstanding market challenges, management anticipates new products and new customers will continue to gain momentum, and the use of alternative payment methods will continue to gain further acceptance, particularly in the second half of the year. Furthermore, management expects that the Company's revenue base will reflect increasing diversification by customer, geography and products.

Six new cash-funded payment methods were added in 2002, broadening the range of payment solutions available to licensees' players and reducing reliance of credit cards. More alternative payment options will be introduced in 2003. The Company's expansion into new bingo and poker are showing increasing player acceptance and are on track to grow from 1% of total revenue in 2002 to an estimated 10% in 2003. By December 2002, the Company saw its licensees' international revenue increase to approximately 45% from about 30% in 2001, a trend that is expected to continue during 2003. Investment in these key areas will continue to be vital to CryptoLogic's long-term global growth.

Going forward, management will continue to execute the Company's three-pillared growth strategy: building and expanding its international customer base of brand name licensees; emphasizing regulatory compliance; and delivering innovation in market-driven products and services. On a highly selective basis, management will also consider acquisition opportunities that support the Company's growth strategy.

CryptoLogic's clear growth strategy, strong balance sheet, recurring revenue base, and increasingly diversified revenue sources provide a solid foundation for future long-term growth. In 2003, management's prime focus continues to be on the execution of its three-pillared strategy to return the Company to stable revenue and income growth in the years ahead.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies generally do not require significant management judgement. The Company's accounting policies are specified in the notes to its financial statements, in particular note 1.

NEW ACCOUNTING STANDARDS

Any recent accounting pronouncements have been addressed in the notes to the Company's financial statements, in particular note 15.

RISKS AND UNCERTAINTIES

The Company operates in a rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond the Company's control and which could have a material adverse effect on the Company's business, revenues, operating results and financial condition. The following discussion highlights some of these risks and uncertainties. In addition, readers should carefully review the risk factors described in the Annual Information Form the Company files with various Securities Commissions.

Government Regulation

The Company and its licensees are subject to applicable laws in the jurisdictions in which they operate. While some jurisdictions have introduced regulations attempting to restrict or prohibit Internet gambling, other jurisdictions, such as several Caribbean countries, Australia, parts of the United States, the United Kingdom and Argentina have taken the position that Internet gaming is legal and/or have adopted or are in the process of reviewing legislation to regulate Internet gaming.

As at December 31, 2002, there were more than 70 government jurisdictions around the globe permitting some form of Internet gaming.

As companies and consumers involved in Internet gaming are located around the globe, including the end-users of the Company's licensees, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. Furthermore, it may be difficult to identify or differentiate gaming-related transactions from other Internet activities and link these transmissions to specific users, in turn making enforcement of legislation aimed at restricting Internet gaming activities difficult. However, legislation designed to restrict or prohibit Internet gaming may be adopted in the future in the United States or other jurisdictions.

Europe is establishing regulated markets for online gaming. In 2001, the Isle of Man and Alderney – both in the British Channel Islands – established regulated environments for Internet gaming, based on high standards consistent with land-based gaming. Also that year, Britain's Gambling Review Board released "The Budd Report" outlining recommendations to reform the country's gaming industry including the licensing and regulation of online casinos. In 2002, the British government confirmed its plans to establish a regulated and licensed jurisdiction for Internet gaming in line with recommendations made in the Budd Report.

Dating back to 1998, there have been several federal legislative proposals, primarily by Senator Kyl, Congressmen Goodlatte and LaFalce, and more recently by Congressman Leach, to criminalize or prohibit Internet gaming in the United States. In 2002, prohibition efforts at the federal level continued. These efforts were aimed solely at prohibiting Internet gaming operations in the United States and not toward regulating players, and continue to face opposition. There can be no assurance that any such legislation will not become law.

Two opposing views of the future of online gaming have emerged in the U.S. – licensing and regulation versus prohibition. In 2002, there were also developments at the federal, state and judicial levels supporting a regulated approach. Most notable was the first federal bill introduced by U.S. Rep. John Conyers D-Mich to consider regulation of Internet gaming in the U.S. State legislators in New Jersey, Nevada and California continue to advance efforts to legalize online gaming within their jurisdictions. As well, the U.S. 5th Circuit Court in Louisiana upheld a decision that online casino gaming does not violate the Federal Wire Act, and therefore, is not illegal under that act.

While these legislative initiatives could be indicative of a trend toward a regulated environment for online gaming, their future and impact is unclear. Future decisions may have a material impact on the Company and its financial results.

Existing legislation, including United States federal and state statutes, has or could be construed to prohibit or restrict gaming through the use of the Internet and there is a risk governmental authorities may view the Company or its licensees as having violated such statutes. There is a risk that criminal and civil proceedings, including class actions brought by or on behalf of public entities or private individuals, could be initiated against the Company, its licensees, Internet service providers, credit card processors and others involved in the Internet gaming industry. Legal proceedings relating to Internet gaming could involve substantial litigation expense, penalties, fines, diversion of the attention of key executives, injunctions or other prohibitions being invoked against the Company or its licensees or others. Such proceedings could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

There can be no assurances that additional legislation or the burdens associated with complying with such legislation or regulations, which could have a material adverse effect on the Company's business, revenues, operating results and financial condition, will not be proposed and passed in the United States or in other potentially relevant jurisdictions to regulate various aspects of the Internet or the Internet gaming industry.

As electronic commerce further develops, it may be subject to government regulation. As well, current laws, which predate or are incompatible with Internet commerce, may be enforced in a manner that restricts the electronic commerce market. Any such developments could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

Credit Card Processing

Starting in December 2001 and into 2002, certain financial institutions in the United States ceased to accept online gaming transactions through their credit cards due to the uncertainty regarding the legislation of Internet wagering in that country. This event has had a negative impact on the Internet gaming industry as a whole and on the Company itself. There can be no assurance that other financial institutions or credit card issuers in the United States and/or other countries will not enact additional restrictions. Such developments could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

Internet Gaming Software and Services

Substantially all of the Company's revenues to date have been derived from the licensing of its Internet gaming software and the support of its associated services through its licensing subsidiary. The Company's continued success will depend in large part upon the success of its Internet gaming software. Any adverse effect to the acceptance of the Company's software could have a material impact on the Company's business, revenues, operating results and financial condition.

Electronic Commerce

The use of the Internet for commercial transactions is growing. The success of the Company's electronic commerce services will depend in large part on the widespread adoption of the Internet for commercial transactions. As the marketplace for electronic commerce is in the development stage, it is subject to frequent and rapid technological changes. It is not possible to fully predict any trend and therefore any eventual impact on the Company's operations and financial results.

System Security

The Company's Internet gaming software and electronic commerce services are reliant on technologies and network systems to securely handle gaming and e-commerce transactions and user information over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation. As users become increasingly sophisticated and devise new ways to commit fraud, the Company's security systems may be tested and subject to attack. Any system intrusion may cause a delay, interruption or financial loss, which could have a material effect on the Company's business, revenue, operating results and financial condition.

Competition

Gaming services over the Internet are a relatively new industry and licensees of the Company's software will compete with existing and more established recreational services and products, in addition to certain other forms of entertainment. The Company's success will depend, among other things, upon its ability to enhance its products and services that keep pace with technological developments, to respond to evolving customer requirements and to achieve continued market acceptance. The Company competes with several public and private companies that provide electronic commerce and/or Internet gaming software. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements or any significant delays in product development or introductions could result in a loss of market share or revenues.

There can be no assurance that other companies with greater financial and technological resources will not develop electronic commerce software or gaming software for the Internet with better capabilities than the Company's products or that the Company will be able to compete successfully against existing competitors or future entrants into the market. In addition to those known competitors of the Company, it is most likely that several new competitors may be established in the near future, in particular in the electronic commerce software market as the market for electronic commerce develops.

Dependence of Key Licensees

In fiscal 2002, the Company's top 5 licensees accounted for approximately 92% of its total revenue, which compared to the same percentage in 2001, although representing a different mix of licensees. In 2002, a related group of licensees accounted for 44% of the Company's revenue, down from 71% in 2001. A substantial portion of the Company's revenue is derived from these key licensees. The loss of one or more of the Company's key licensees could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

Foreign Operations

It is anticipated that practically all of the Company's revenue will be derived from licensing and support fees in foreign countries. The Company and its licensees are subject to local laws and regulations in those jurisdictions in which they operate. While some jurisdictions have introduced regulations designed to restrict Internet gaming, other jurisdictions have demonstrated acceptance of such activities.

In addition to uncertainty regarding the local legal status of Internet gaming in other jurisdictions, there are certain difficulties and risks inherent in doing business internationally. Changes in the political, regulatory and taxation structure of jurisdictions in which the Company or its subsidiaries operate and in which licensees' customers are located could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

Legal Proceedings

The Company and certain of its subsidiaries are involved in litigation arising out of the ordinary course and conduct of business. While the Company considers that these claims are without merit, the outcome of such matters cannot be predicted with certainty. Therefore, there is a potential risk that such proceedings could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

Reliance on Other Parties

The Company's electronic commerce product for handling transactions over the Internet relies on Internet Service Providers (ISP) to have its licensees' customers and servers communicate with each other. If all of the ISPs experienced lengthy service interruptions, it would prevent communication over the Internet and would greatly impair the ability of the Company to carry on business.

The Company's ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for certain types of system problems, the Company has developed and tested a formal disaster recovery plan. Any system failure, including network, software or hardware failure, which causes a delay or interruption in the Company's e-commerce services could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

Intellectual Property

The Company relies on a combination of copyright and trade secret laws and contractual provisions to establish and protect its rights in its software and proprietary technology. The Company's competitive position may be affected by its ability or inability to protect its proprietary information. However, because the software industry is characterized by rapid technological change, the Company believes patent, trademark, copyright and other legal protections are less significant to the Company's success than factors such as the knowledge, ability and experience of the Company's personnel, new product and service developments, frequent product enhancements, customer service and ongoing product support.

There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to deter misappropriation of its technology or independent development by others of technologies that are substantially equivalent or superior to the Company's technology. Any infringement claim or litigation against the Company could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

Hiring and Retention of Employees

The Company's future success is dependent on certain key management and technical personnel. The loss of key personnel or the inability to attract and retain highly qualified personnel, consultants or advisors could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

Future Acquisitions

As part of the Company's business strategy, the Company may make acquisitions of, or significant investments in, businesses that offer complementary products, services, and technologies. Any acquisitions or investments will be accompanied by the risks commonly encountered in acquisitions of business. Such risks include, among other things, the difficulty of assimilating the operations and personnel of the acquired business; the potential disruption of management from the Company's business; the inability of management to maximize the financial and strategic position of the Company and acquired businesses; the maintenance of uniform standards, controls, procedures and policies; and the impairment of relationships with employees and clients as a result of and integration of new management personnel.


FINANCIAL STATEMENTS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of CryptoLogic Inc. and all of the information in this Annual Report are the responsibility of Management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles. These statements include some amounts that are based on best estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information used elsewhere in the Annual Report is consistent with that in the financial statements.

CryptoLogic's policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised of a majority of outside Directors. The committee meets periodically with Management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Company's annual consolidated financial statements, the external auditors' report and other information in the Annual Report. The committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. KPMG LLP has full and free access to the Audit Committee.

Lewis Rose
President and CEO

James Ryan
Chief Financial Officer


Financial Statements

Auditors' Report to The Shareholders

We have audited the consolidated balance sheets of CryptoLogic Inc. as at December 31, 2002 and 2001 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Toronto, Canada
January 31, 2003


FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars) As at December 31	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 17,489	$ 42,822
Restricted cash (note 3)	15,740	16,800
Short term investments	10,857	—
Reserves with processors (note 4)	774	144
Accounts receivable	699	697
Income taxes recoverable	583	408
Prepaid expenses and other	1,104	768
	47,246	61,639
Investments (note 5)	680	2,480
Capital assets (note 6)	2,713	2,949
Intangible assets (note 7)	226	337
Goodwill (note 2)	1,665	1,040
	$ 52,530	$ 68,445
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 5,116	$ 2,704
Accrued liabilities	2,489	1,389
Funds held on deposit	3,829	3,263
	11,434	7,356
Shareholders' equity:		
Capital stock (note 8)	10,720	8,720
Retained earnings	30,376	52,369
	41,096	61,089
Commitments and contingencies (note 10)		
	$ 52,530	$ 68,445

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Dennis Wing
Director, Chairman

Robert Stikeman
Director, Vice Chairman


FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of U.S. dollars, except per share disclosure) Years ended December 31	2002	2001
REVENUE	$ 34,427	$ 43,550
EXPENSES:		
Software development and support	19,439	21,978
General and administrative	5,914	3,818
Finance	465	332
Amortization	986	353
	26,804	26,481
Income before undernoted	7,623	17,069
Interest and other income	672	2,215
Special charge (note 11)	(10,506)	—
Income (loss) before income taxes	(2,211)	19,284
Income taxes (recovery) (note 13)	(82)	1,206
Net income (loss)	$ (2,129)	$ 18,078
Earnings (loss) per common share (note 12):		
Basic	$ (0.17)	$ 1.33
Diluted	(0.17)	1.21

See accompanying notes to consolidated financial statements.


FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of U.S. dollars) Years ended December 31	2002		2001	
	Number of shares	Stated value	Number of shares	Stated value
	(000's)		(000's)	
COMMON SHARES:				
Balance, beginning of year	13,137	$ 8,448	14,079	$ 6,455
Repurchase of shares (note 8)	(1,281)	(401)	(1,377)	(444)
Exercise of stock options	350	2,401	275	1,908
Exercise of Series C warrants	—	—	160	529
Balance, end of year	12,206	10,448	13,137	8,448
SERIES C WARRANTS:				
Balance, beginning of year	—	—	160	22
Exercise of warrants	—	—	(160)	(22)
Balance, end of year	—	—	—	—
SERIES F WARRANTS:				
Balance, beginning of year	30	272	—	—
Issuance of warrants (notes 2 and 8)	—	—	30	272
Balance, end of year	30	272	30	272
Total capital stock		10,720		8,720
Retained earnings, beginning of year		52,369		51,133
Net income (loss)		(2,129)		18,078
Excess of repurchase price of common shares over stated value (note 8)		(19,864)		(16,842)
Retained earnings, end of year		30,376		52,369
Total shareholders' equity		$ 41,096		$ 61,089

See accompanying notes to consolidated financial statements.



Consolidated Statements of Cash Flows

(In thousands of U.S. dollars) Years ended December 31	2002	2001
Cash flows from (used in) operating activities:		
Net income (loss)	$ (2,129)	$ 18,078
Adjustments to reconcile income (loss) to cash provided by (used in) operating activities:		
Amortization	986	353
Write-down of investments	7,145	—
Change in operating assets and liabilities:		
Restricted cash	1,060	(2,800)
Reserves with processors	(630)	1,073
Accounts receivable	(2)	813
Income taxes recoverable	(175)	(477)
Prepaid expenses and other	(336)	71
Accounts payable	2,412	499
Accrued liabilities	1,100	513
Funds held on deposit	566	1,449
	9,997	19,572
Cash flows from (used in) financing activities:		
Issue of capital stock for cash	2,401	2,415
Repurchase of common shares	(20,265)	(17,286)
	(17,864)	(14,871)
Cash flows from (used in) investing activities:		
Purchase of domain names	(3)	(20)
Purchase of capital assets, net of disposals	(636)	(2,420)
Acquisition, net of cash acquired of $181 (note 2)	(625)	(1,085)
Short term investments	(10,857)	—
Investments	(6,401)	(1,050)
Sale of investment	1,056	—
	(17,466)	(4,575)
Increase (decrease) in cash and cash equivalents	(25,333)	126
Cash and cash equivalents, beginning of year	42,822	42,696
Cash and cash equivalents, end of year	$ 17,489	$ 42,822
Supplemental cash flow information:		
Income taxes paid	$ 340	$ 1,616
Interest received	671	2,331
Supplemental disclosure relating to financing and investing activities:		
Issuance of warrants on business acquisition (note 2)	$ —	$ 272

See accompanying notes to consolidated financial statements.


FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2002 and 2001

CryptoLogic Inc. (the "Company") is a software development company with leading proprietary commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet. The Company's software is currently being used for electronic commerce and online gaming. Substantially all of the Company's revenue is earned in U.S. dollars from licensing fees and support services from licensees located outside of North America. During the fiscal year, 44% (2001 – 71%) of the Company's revenue was earned from licensees that form a group. The Company reports its results in U.S. dollars.

1. Significant accounting policies:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, and except as described in note 15, conform in all material respects with accounting principles generally accepted in the United States. A summary of significant accounting policies is set out below:

(a) Basis of Presentation:
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(b) Revenue Recognition:
Revenue from providing software and support services to licensees is recognized on a daily basis based on the agreements with the licensees. Revenue from the customization of the software graphics, sound and texts to the specifications of the licensees is recognized on a straight-line basis over the term of the software and support agreements.

(c) Cash and Cash Equivalents:
Cash and cash equivalents include highly liquid investments with original maturity dates of 90 days or less, and are stated at cost, which approximates market value.

(d) Short Term Investments:
Short term investments include highly liquid investments with original maturity dates of 12 months or less, and are stated at cost, which approximates market value.

(e) Investments:
Investments are stated at cost. If there is a loss in value of an investment that is other than a temporary decline, the investment will be written down to its estimated realizable value.

(f) Capital Assets:
Capital assets are stated at cost less accumulated amortization. Amortization, based on the estimated useful lives of the assets, is provided using the following methods and annual rates:

Asset	Basis	Rate
Computer equipment	Diminishing balance	30%
Office furniture and equipment	Diminishing balance	20%
Computer software	Straight line	3 years
Leasehold improvements	Straight line	Term of lease

(g) Research and Development:
Research costs are expensed as incurred. Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles.


FINANCIAL STATEMENTS

(h) Income Taxes:
The Company uses the asset and liability method of accounting for income taxes. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment or substantive enactment date.

(i) Stock-Based Compensation:
The Company has a stock option plan for directors, officers and other key employees as described in note 9. Effective January 1, 2002, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002 using the fair value-based method. No compensation cost is recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards under the fair value-based method.

Under the fair value-based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. The Company has not issued any stock-based payments to non-employees on or after January 1, 2002.

Under the fair value-based method, compensation cost attributable to awards to employees that are direct awards of stock appreciation rights that call for settlement by the issuance of equity instruments is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at the intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

(j) Foreign Currency Translation:
Monetary items denominated in other than U.S. dollars are translated into U.S. dollars at exchange rates in effect at the balance sheet dates, and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in net income.

(k) Intangible Assets:
Intangible assets consist of the following:

(i) Customer list represents a database of registered subscribers to the WinnerOnLine web site acquired in the purchase of ALI Online Inc. ("ALI"). Amortization is provided for on a straight-line basis over three years.

(ii) Domain names are amortized on a straight-line basis over five years.

(l) Goodwill:
Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination.


FINANCIAL STATEMENTS

Goodwill is not amortized and is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statements of income.

For the year ended December 31, 2002, the Company assessed impairment of goodwill and has determined that there was no impairment in value.

(m) Earnings per Share:
On January 1, 2001, the Company adopted the new recommendations issued by The Canadian Institute of Chartered Accountants with respect to earnings per share. The new recommendations require the use of the treasury stock method in computing diluted earnings per share, replacing the imputed interest method. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase its common shares at the average market price during the year being reported on. In accordance with these new recommendations, all prior period comparative earnings per share information have been restated with no significant difference.

(n) Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

2. Acquisition:
On October 1, 2001, the Company entered into an agreement to acquire 100% of the shares of ALI, a gaming content provider operating the WinnerOnLine web site, for cash of up to $2,250,000, of which $1,250,000 was paid on October 1, 2001 as well as the issuance of warrants to acquire 30,000 common shares of the Company valued at $272,000, using an option pricing model. The exercise price of the warrants is Cdn$23.00 per share. On October 1, 2002, the Company paid an additional $625,000 in proceeds related to this acquisition. The remaining purchase price of $375,000 will be payable on October 1, 2003, and is subject to an adjustment based on net income targets. This consideration will be recorded when the amounts are due and payable.

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets and liabilities acquired on October 1, 2001. On October 1, 2002, the purchase proceeds were increased for contingent consideration paid of $625,000, which increased the allocation to goodwill. The following is a summary of the net assets acquired at fair values:

Current assets	$	256
Capital assets		15
Customer list		315
Domain names and other rights		30
Goodwill		1,665
		2,281
Liabilities assumed		(118)
Net assets acquired	$	2,163
Purchase consideration:		
Cash, including October 1, 2002 payment	$	1,875
Acquisition costs		16
Series F warrants		272
	$	2,163

3. Restricted cash:

Restricted cash is held by the Company's bank as security for letters of credit of equivalent amounts granted to payment processors.

4. Reserves with processors:

The terms of the agreement with payment providers require the Company to maintain U.S. dollar-denominated funds for reserves in non-interest bearing accounts with the processors.

5. Investments:

		2002		2001
HIP Interactive Corp.	$	680	$	680
Other		—		1,800
	$	680	$	2,480

The investment in publicly listed HIP Interactive Corp. ("HIP") arose on the sale of Gamesmania Inc. during fiscal 1999. The investment in HIP is comprised of 1,000,000 common shares and 250,000 warrants. The warrants which entitled the Company to purchase one common share of HIP for Cdn$1.00 expired on December 9, 2002. During fiscal 2002, all shares held in an escrow account were released. HIP is primarily in the e-commerce business selling video games and consumer PC software.

Other investments held as at December 31, 2001 include:

iPayment Technologies, Inc. which is in the business of credit card transaction processing, primarily focused on Internet-based merchants. This investment was written down during fiscal 2002 due to a decline in the value of the investment that was other than temporary.

On November 3, 2000, the Company acquired common shares in Forty-Ninth Parallel Inc. in settlement of $350,000 owed to the Company by Forty-Ninth Parallel Inc. Forty-Ninth Parallel Inc. is in the business of advising on mergers and acquisitions. This investment was written down during fiscal 2002 due to a decline in the value of the investment that was other than temporary.

In March 2001, the Company acquired 1,055,700 common shares for $921,000, representing a 9.9% interest in publicly listed Dot Com Entertainment Group Inc., a provider of Java-based bingo and casino software. This investment was sold during fiscal 2002 for total proceeds of $1,056,000 resulting in a gain of $135,000.

In April 2001, the Company entered into a debenture agreement with LasVegasFromHome.com Entertainment Inc., a poker licensee of WagerLogic Limited (a wholly-owned subsidiary of CryptoLogic Inc.), whereby the Company is entitled to full repayment of the principal sum of Cdn$200,000, plus interest at a rate of 9% per annum. The principal was due April 26, 2002 and the interest was due monthly. This investment was written down during fiscal 2002 as collectibility of the debenture is substantially in doubt.

6. CAPITAL ASSETS:

	2002	2001
Computer equipment	$ 3,152	$ 2,703
Office furniture and equipment	459	404
Computer software	775	701
Leasehold improvements	390	332
	$ 4,776	$ 4,140
Less accumulated amortization	2,063	1,191
Net book value	$ 2,713	$ 2,949

7. INTANGIBLE ASSETS:

	2002	2001
Customer list	$ 315	$ 315
Domain names	53	50
	$ 368	$ 365
Less accumulated amortization	142	28
Net book value	$ 226	$ 337

8. CAPITAL STOCK:

(a) Authorized:

Unlimited common shares

(i) Series C warrants:

Each warrant entitled the holder to purchase one common share at a price of Cdn$5.00 per share and expired on February 10, 2002. During fiscal 2001, 160,000 common shares were issued under the terms of the warrants. As at December 31, 2002, no Series C warrants were outstanding.

(ii) Series F warrants:

During fiscal 2001, the Company issued Series F warrants to acquire 30,000 common shares of the Company for Cdn$23.00 per share pursuant to the acquisition of ALI (note 2). The warrants vest in equal amounts over a four-year period and expire in October 2005. As at December 31, 2002, no warrants had been exercised.

(b) Substantial Issuer Bid:

(i) Issuer bid completed during fiscal 2002:

In January 2002, the Company repurchased and cancelled 1,004,934 common shares for a total cost of $17,763,000, of which $17,448,000, representing the excess of purchase price over stated value, has been charged to retained earnings.

(ii) Issuer bid completed during fiscal 2001:

In April 2001, the Company repurchased and cancelled 977,103 common shares for a total cost of $12,107,000, of which $11,793,000, representing the excess of purchase price over stated value, has been charged to retained earnings.

(c) Normal Course Issuer Bid:

During fiscal 2002, 2001 and 2000 under the normal course issuer bids, the Board of Directors approved the repurchase and cancellation of up to the following number of shares representing 5% of the outstanding common shares at that time:

		Repurchased and Cancelled Shares		
Normal Course Issuer Bid	**Authorized Shares**	**2002**	2001	Total Under Plan
May 20, 2002 to May 19, 2003	603,421	**110,000**	—	110,000
May 18, 2001 to May 17, 2002	656,000	**165,500**	275,000	440,500
May 17, 2000 to May 16, 2001	561,000	—	125,500	470,300

Under the May 20, 2002 to May 19, 2003 plan, the Company repurchased and cancelled 110,000 common shares during 2002 for a total cost of $469,000, of which $434,000, representing the excess of purchase price over stated value, has been charged to retained earnings.

During fiscal 2002 under the May 18, 2001 to May 17, 2002 plan, the Company repurchased and cancelled 165,500 common shares (2001 – 275,000) for a total cost of $2,033,000 (2001 – $3,896,000), of which $1,982,000 (2001 – $3,808,000), representing the excess of purchase price over stated value, has been charged to retained earnings.

Under the May 17, 2000 to May 16, 2001 plan, the Company repurchased and cancelled 125,500 common shares during fiscal 2001 for a total cost of $1,283,000, of which $1,241,000, representing the excess of purchase price over stated value, has been charged to retained earnings.

9. STOCK OPTION PLAN:

Under the stock option plan, the Company can grant options to directors, officers and other key employees to purchase common shares. The plan, which was amended on May 30, 2002, provides that a maximum of 3,000,000 common shares may be issued. The exercise price of the options may not be less than the fair market value of the underlying common shares on the date of grant. As at December 31, 2002, the Company had not granted stock options with an exercise price below the fair market value at the date of grant. There are 528,552 common shares available to be issued under the stock option plan as at December 31, 2002. Options typically vest over a period of three or four years and the term of the options may not exceed five years.

Details of stock option transactions are as follows:

	2002		2001	
	Number of options	Weighted average exercise prices of options	Number of options	Weighted average exercise prices of options
		(Cdn. $)		(Cdn. $)
Options outstanding, beginning of year	2,397,589	$ 17.24	2,509,175	$ 16.06
Granted	752,250	9.78	438,700	25.30
Exercised	(349,657)	10.64	(275,336)	10.66
Forfeited	(560,734)	19.10	(274,950)	25.93
Options outstanding, end of year	2,239,448	$ 15.19	2,397,589	$ 17.24
Options exercisable, end of year	1,274,626	$ 16.50	992,972	$ 15.03

	Options outstanding 2002		Options exercisable 2002	
Range of exercise price	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average exercise price
(Cdn. $)				(Cdn. $)
$ 5.00 – $10.00	682,250	4.60	—	$ 8.19
$10.01 – $15.00	980,118	2.55	928,906	12.90
$15.01 – $20.00	146,430	0.52	135,764	16.47
$20.01 – $25.00	105,000	2.30	55,000	21.91
$25.01 – $30.00	95,800	3.43	16,450	26.83
$30.01 – $35.00	89,400	1.96	52,101	31.81
$35.01 – $40.00	31,350	1.77	17,838	39.03
$40.01 – $45.00	109,100	1.37	68,567	40.58
	2,239,448	2.98	1,274,626	$ 16.50

In accordance with the new recommendations, the Company will continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. However, under the new recommendations, the Company is required to provide additional pro forma disclosures for options granted to employees as if the fair value-based accounting method had been used to account for the stock options.

The fair value of options granted was determined using the Black-Scholes option pricing model, using a dividend yield of 0% and the following weighted assumptions:

	2002
Risk-free interest rate	2.0%
Expected volatility	100.0%
Expected life of options in years	5.0

Had compensation expense been determined based on the fair value of the employee stock option awards at the grant dates in accordance with the new recommendations, the Company's loss for the year and loss per share would have been changed to the following pro-forma amounts:

	2002	
	As reported	Pro forma
Loss for the year	$ (2,129)	$ (2,520)
Loss per common share:		
Basic	$ (0.17)	$ (0.21)
Diluted	(0.17)	(0.21)

10. Commitments and contingencies:

(a) The Company has entered into lease agreements for premises expiring at various periods up to April 2007. The future minimum annual rental payments on the operating leases are as follows:

2003	$ 735
2004	415
2005	288
2006	237
2007	28

(b) The Company and its subsidiaries are involved in certain litigation arising out of the ordinary course and conduct of business. Although such matters cannot be predicted with certainty, management believes the claims are without merit and does not consider the Company's exposure to such litigation to have a material impact on these financial statements.

11. Special charge:

During the second quarter of fiscal 2002, the Company took a non-recurring special charge of $10.5 million. The charge was comprised of the following:

Write-down of investments	$ 7,145
Reorganization costs	1,480
Other costs	1,881
	$ 10,506

(a) Write-down of Investments

Management has reviewed the Company's investments and other assets, and determined the value of the investments held had incurred a decline in value that was other than temporary. Included in the write-down is a $6.1 million investment, which was made during fiscal 2002, in SCG Enterprises Ltd., a wholly-owned subsidiary of Sports.com Limited. Sports.com Limited was placed into bankruptcy protection in the U.K. in late May 2002 and has since ceased operation.

Also included in the write-down of investments is a net gain of $135,000 recognized on the sale of 100% of the Company's investment in Dot Com Entertainment Group Inc. representing 1,055,700 common shares for total proceeds of $1,056,000.

(b) Reorganization Costs

Reorganization costs are mainly associated with the consolidation in the United Kingdom of the players' support operations and severance costs associated with executive management reorganization.

(c) Other Costs

Other costs consist of estimated costs involved with current disputes and legal costs to defend current litigation.

12. Earnings (loss) per common share:

Basic and diluted earnings (loss) per share were calculated using the weighted average common shares and weighted average potential common shares.

(000's)	2002	2001
Weighted average number of common shares outstanding	12,257	13,567
Weighted average number of common shares outstanding – diluted	12,879	14,944

The computations for basic and diluted earnings (loss) per share are as follows:

(In thousands U.S. dollars, except per share data)	2002	2001
Net income before special charge	$ 7,728	$ 18,078
Special charge, net of income taxes	(9,857)	—
Net income (loss)	$ (2,129)	$ 18,078
Earnings (loss) per common share:		
Before special charge, net of income taxes:		
Basic	$ 0.63	$ 1.33
Diluted	$ 0.60	$ 1.21
After special charge, net of income taxes:		
Basic	$ (0.17)	$ 1.33
Diluted	$ (0.17)	$ 1.21

Options to purchase 447,000 common shares (2001 – 360,000) were excluded from the computation of diluted earnings (loss) per share as the exercise price exceeded the average market price of common shares for the reporting year.

13. Income taxes:

The income tax provision (recovery) differs from amounts which would be obtained by applying the Canadian statutory income tax rate to the income before income taxes. The following explains the major differences:

	2002	2001
Income before income taxes	$ (2,211)	$ 19,284
Income taxes based on a statutory rate of 38.62% (2001 – 42.12%)	$ (854)	$ 8,122
Increase (decrease) in income taxes resulting from:		
Difference in statutory tax rates in foreign jurisdictions	(2,797)	(6,913)
Non-deductible capital losses	2,778	—
Non-recognition of tax benefit of losses	94	88
Non-recognition of other temporary difference	177	—
Other	520	(91)
Actual income tax expense (recovery)	$ (82)	$ 1,206

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001
Future tax assets:		
Non-capital tax losses carried forward	$ 281	$ 471
Deferred financing charges	44	68
Capital assets	261	(19)
Reserves not deductible for income taxes	280	—
	866	520
Future tax liabilities:		
Unrealized foreign exchange gains	(231)	—
	635	520
Less valuation allowance	635	520
Net future tax assets	$ —	$ —

There are approximately $969 of losses carried forward available to offset future taxable income and expire between 2005 and 2040.


FINANCIAL STATEMENTS

14. Fair values of financial instruments:
The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, short term investments, reserves with processors, accounts receivable, accounts payable, accrued liabilities and funds held on deposit, approximate their fair values due to the short term nature of these instruments.

The fair value of long-term investment in HIP approximates its carrying value.

15. Differences between Canadian and United States generally accepted accounting principles ("GAAP"):
The Company's consolidated balance sheets and consolidated statements of income and changes in shareholders' equity and cash flows have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conform, in all material aspects applicable to the Company, with generally accepted accounting principles in the United States ("U.S. GAAP") during the years presented. Additional disclosures required under U.S. GAAP are as follows:

(a) Comprehensive Income:
In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 establishes standards for the reporting and disclosure of comprehensive income and its components in financial statements. Components of comprehensive income or loss include net income or loss and all other changes in other non-owner changes in equity, such as the change in the cumulative translation adjustment and the unrealized gain or loss for the year on "available-for-sale" securities. For all periods presented, comprehensive income is the same as net income.

(b) Recent Accounting Pronouncements:
In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"), which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company does not believe that the adoption of SFAS 146 will have a material impact on its consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. The Company does not believe that the adoption of FIN 45 will have a material impact on its consolidated financial statements.

FASB has also recently issued the following pronouncements with varying effective dates starting in 2003:

(i) SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections ("SFAS 145"), relating to gains and losses from extinguishments of debt;
(ii) SFAS No. 147, Acquisitions of Certain Financial Institutions, an Amendment of FASB Statement No. 72 and 144 and FASB Interpretation No. 9;
(iii) SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123;
(iv) SFAS No. 149, Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity; and
(v) Interpretation No. 46, Consolidation of Variable Interest Entities.

The Company does not believe that the adoption of the above-mentioned pronouncements will have a material impact on its consolidated financial statements.


Supplemental Information

Five-Year Report

For the years ended December 31	2002	2001	2000	1999	1998
Financial Data					
(In thousands of U.S. dollars)					
Revenue	34,427	43,550	34,390	30,980	22,132
Interest income	642	2,215	3,254	1,704	789
Net income before special charge	7,728	18,078	15,485	20,561	16,713
Net income (loss)	(2,129)	18,078	15,485	20,561	16,713
Net margin	22%*	42%	45%	66%	76%
Operating cash flow	9,997	19,572	5,985	21,783	13,271
Cash, equivalents and short term investments	28,346	42,822	42,696	40,977	19,400
Working capital	35,812	54,283	55,341	44,245	24,282
Total assets	52,530	68,445	62,456	49,561	27,436
Long-term debt	Nil	Nil	Nil	Nil	Nil
Shareholders' equity	41,096	61,089	57,610	45,840	25,012
Per Share Data					
(In U.S. dollars, except shares outstanding)					
Before special charge, net of tax:					
Earnings per share (basic)	0.63	1.33	1.18	2.40	1.99
Earnings per share (diluted)	0.60	1.21	1.03	1.40	1.15
After special charge, net of tax:					
Earnings (loss) per share (basic)	(0.17)	1.33	1.18	2.40	1.99
Earnings (loss) per share (diluted)	(0.17)	1.21	1.03	1.40	1.15
Operating cash flow (basic)	0.82	1.44	0.46	2.50	1.58
Operating cash flow (diluted)	0.78	1.31	0.40	1.39	0.87
Basic weighted average number of shares outstanding *(000's)*	12,257	13,567	13,103	8,570	8,396
Diluted weighted average number of shares outstanding *(000's)*	12,879	14,944	15,070	15,420	15,298
Value Measure					
Return on equity	18%*	31%	30%	58%	101%
Price to earnings multiple (diluted)	8*	15	9	13	7
Market value to book value	1	4	3	6	5
Operating Data					
Number of employees	139	149	105	86	58
Number of licensees	18	19	20	15	11
Number of registered users *(000's)*	1,400	1,000	680	480	345
Number of transactions *(000's)*	291,000	268,000	185,000	159,000	127,000
Processing volume *(US$ billions)*	3.22	2.72	2.00	1.60	0.99

*Before non-recurring special charge

Financial data has been taken from audited financial statements.


Supplemental Information

Trading Information

This table sets forth the high and low prices, as well as the volumes, of the Company's common shares as traded on the Toronto Stock Exchange and the Nasdaq Stock Market on a quarterly basis.

	TORONTO STOCK EXCHANGE 1			NASDAQ 2		
	High	Low	Volume	High	Low	Volume
2001						
First quarter	19.75	12.25	1,286,100	13.44	8.19	1,635,085
Second quarter	42.50	17.50	3,292,300	27.86	11.19	10,038,875
Third quarter	46.10	20.10	4,060,300	30.23	12.69	15,149,950
Fourth quarter	36.67	17.31	5,465,800	23.20	10.61	20,056,030
Year 2001	**46.10**	**12.25**	**14,104,500**	**30.23**	**8.19**	**46,879,940**
2002						
First quarter	28.59	17.50	5,311,100	17.75	10.92	13,532,335
Second quarter	23.75	10.80	2,720,900	14.90	7.05	5,684,272
Third quarter	13.60	5.26	2,048,900	8.90	3.37	1,874,638
Fourth quarter	9.30	4.96	1,882,200	5.90	3.12	3,511,893
Year 2002	**28.59**	**4.96**	**11,963,100**	**17.75**	**3.12**	**24,603,138**

1 Trading prices are in Canadian dollars.

2 Trading prices are in U.S. dollars.

Statements in this annual report, which are not historical, are forward-looking statements made pursuant to the safe harbour provisions of the *Private Securities Litigation Reform Act of 1995*. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming, and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, dependence on licensees and key licensees, relating to international operations, increased competition and other risks detailed in the Company's filings with securities regulatory authorities. When used herein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", believe", "seek", "propose", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those projected in the forward-looking statements as intended, planned, anticipated, believed, estimated or expected. CryptoLogic does not intend, and does not assume any obligations, to update these forward-looking statements.


CORPORATE DIRECTORY

DIRECTORS

Dennis Wing, Chairman
Robert Stikeman, Vice Chairman
David Cynamon
Harvey Solursh

OFFICERS

Lewis Rose, President and CEO
James Ryan, Chief Financial Officer
Michael Starzynski, Chief Technology Officer
Serguei Bourenkov, Vice President, Research and System Architecture
A.J. Slivinski, Vice President, Business Development
Marilyn Shabot, Vice President, Human Resources
Robert Stikeman, Secretary

LEGAL COUNSEL

Stikeman, Graham, Keeley & Spiegel LLP
Toronto, Canada

AUDITORS

KPMG LLP Chartered Accountants
Toronto, Canada

BANK

Bank of Montreal
Toronto, Canada

TRANSFER AGENTS

Equity Transfer Services Inc.
Toronto, Canada

Continental Stock Transfer & Trust Company
New York, USA

INVESTOR RELATIONS

Tel: 416-545-1455
Fax: 416-545-1454
Email: investor.relations@cryptologic.com

COMMON SHARES LISTED

TSX Symbol: CRY
Nasdaq Symbol: CRYP

HEAD OFFICE

1867 Yonge St., 7th Floor
Toronto, Ontario, Canada
M4S 1Y5

WEBSITE

www.cryptologic.com

CORPORATE GOVERNANCE

Information regarding the Company's corporate governance policy and practices can be found in the Company's management information circular

ANNUAL MEETING OF SHAREHOLDERS

Thursday, May 1, 2003 at 4:30 p.m. (Eastern)
Metro Toronto Convention Centre
Room 203
255 Front Street West
Toronto, Ontario, Canada

Printed in Canada



WWW.CRYPTOLOGIC.COM

CRYPTOLOGIC

1867 Yonge Street, 7th Floor
Toronto, Ontario, Canada M4S 1Y5
t. 416.545.1455 f. 416.545.1454